EXHIBIT 99.1
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                           VIKING ENERGY ROYALTY TRUST

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY:

2.       DATE OF MATERIAL CHANGE:

         February 19, 2005

3.       NEWS RELEASE

         A press release disclosing the material change was issued through CCN Matthews prior to markets opening on February 21, 2005.

4.       SUMMARY OF MATERIAL CHANGE:

         On February 21, 2005, Viking Energy Royalty Trust ("Viking") announced that its indirect wholly-owned subsidiary Viking Kensington Inc. ("VKI") had taken up and paid for 58,364,769 Class A shares (the "Kensington Shares") of Kensington Energy Ltd. ("Kensington"), representing approximately 89.8% of the outstanding Kensington Shares (following the termination of all options to acquire Kensington Shares), pursuant to the previously announced offer (the "Offer") dated January 14, 2005 by VKI to acquire all of the outstanding Kensington Shares for $0.52 per share. The initial expiry time of the Offer was 12:00 midnight (Calgary time) on February 18, 2005. VKI has extended the Offer to 7:00 p.m. (Calgary time) on March 7, 2005.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         THE OFFER

         On February 21, 2005, Viking announced that its indirect wholly-owned subsidiary VKI had taken up and paid for 58,364,769 Kensington Shares, representing approximately 89.8% of the outstanding Kensington Shares (following the termination of all options to acquire Kensington Shares), pursuant to the previously announced Offer by VKI to acquire all of the outstanding Kensington Shares for $0.52 per share. Upon completion of the acquisition of the Kensington Shares, Viking also assumed Kensington's bank debt and working capital deficiency currently estimated to be approximately $12 million.

         The initial expiry time of the Offer was 12:00 midnight (Calgary time) on February 18, 2005. VKI has extended the Offer to 7:00 p.m. (Calgary time) on March 7, 2005.

         The total cash amount to purchase the Kensington Shares acquired to date was $30,349,679. Viking satisfied the funding requirements for the Kensington Shares and for repayment of the Kensington debt from its undrawn credit facilities.

         Effective February 19, 2005, all of the directors and officers of Kensington have resigned and have been replaced with the nominees of Viking.

6.       RELIANCE ON SUBSECTION 7.1(2) OR(3) OF NATIONAL INSTRUMENT 51-102:

         Not Applicable

7.       OMITTED INFORMATION:

         Not Applicable

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8.       EXECUTIVE OFFICER:

         For further information, please contact Robert Fotheringham, Vice President Finance and Chief Financial Officer of Viking Holdings Inc. at (403) 268-3175.

9.       DATE OF REPORT:

         DATED at Calgary, Alberta the 22nd day of February, 2005.